

March 11, 2014

Via E-mail
Tamar Rapaport-Dagim
Chief Financial Officer
Amdocs Limited
1390 Timberlake Manor Parkway
Chesterfield, MO 63017

  Re: **Amdocs Limited**
    Form 20-F for the Fiscal Year Ended September 30, 2013
    Filed December 9, 2013
    File No. 001-14840

Dear Ms. Rapaport-Dagim:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2013

Consolidated Financial Statements

Note 16 – Contingencies

Legal Proceedings, page F-29

1. We note recent news articles regarding pending proceedings and arbitration with T-Jat Systems (2006) Ltd. Please provide us with a summarized timeline of the significant events pertaining to this matter. Tell us how you evaluated any related contingent loss disclosures related to this matter considering the guidance in ASC 450-20-50.

2. You disclose that the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company's

financial position, results of operations or cash flows. Please tell us what consideration was given to disclosing an estimate of reasonably possible losses in excess of amounts accrued, if material, or that such an estimate of the possible loss or range of loss cannot be made. Refer to paragraphs 3 through 5 of ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding these comments. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief